Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Third Quarter 2021 Results Webcast

November 11, 2021

Purvi Kamdar

Good Day everyone and Welcome to Grab’s Third Quarter 2021 Earnings Webcast.

My name is Purvi Kamdar, Global Head of Investor Relations at Grab and joining me today are Anthony Tan, Chief Executive Officer, Ming Maa, President and Peter Oey, Chief Financial Officer.

During the call today, Anthony will discuss our key business updates, Peter will share detailed insights with you on our third quarter results, and Ming will highlight some of our Strategic and ESG initiatives from the quarter. As a reminder before we begin, today’s discussion contains forward-looking statements about the company’s future business and financial performance. These comments are based on our predictions and expectations as of today. Actual events and results could differ materially due to a number of risks and uncertainties, including those mentioned in our Form F-4 registration statement and other filings with the SEC. The discussion today also contains operating metrics and non-IFRS financial measures. The comparable IFRS financial measures are included in this quarter’s earnings materials. For more information, please refer to our earnings release presentation which can be found on our IR website.

Should you have any questions after this webcast, please reach out to investor.relations@grab.com. And with that, I will turn the call over to Anthony to deliver opening remarks.

Anthony Tan

Thanks Purvi and good day everyone. Thank you for joining us today on our third quarter 2021 earnings call. Before diving into our Q3 results, allow me to recap our top business priorities.

We are focused on winning the hearts and minds of more users across the region— through hyperlocal services, better user experiences, and better service levels. This will further strengthen Grab’s category leadership across our key markets. We continue to invest into the growth of our key business segments. We see tremendous headroom for growth in market penetration and total addressable market across our key segments. We are beginning to see early signs of mobility recovery in Q4, and are preparing to catch what we believe will be a wave of mobility recovery amidst an endemic-type environment. Finally, we continue to invest, innovate and invent to reduce our cost to serve. This will help us build scale, spin our flywheel even faster, and ultimately, accelerate the expansion of our ecosystem. We are progressing well on all 3 of these priorities, and making good progress on our mission to drive economic empowerment all across Southeast Asia, in a long-term and sustainable way.

In our Q2 update, we discussed the initial impact that Covid’s delta variant had on the region, and previewed a challenging environment going into Q3. As the pandemic intensified throughout Q3, we saw several governments in Southeast Asia ratchet up Covid-related restrictions, both in terms of severity and duration. All 8 markets in which we operate were affected, with 6 of them experiencing tighter controls. Vietnam in particular, implemented stricter measures than most other markets, with the government strictly controlling ride-hailing and food delivery operations.

Nonetheless, thanks to the resilience of our superapp strategy, we delivered another record set of top-line results in Q3. GMV grew 32% year over year to reach $4.0 billion for the quarter, a record high for Grab. This was primarily driven by strong growth in our Deliveries segment, with Deliveries GMV growing by 63% year over year to $2.3 billion. These results demonstrate how our business model enabled us to drive continued and strong growth, even against the backdrop of a highly volatile environment.

In Q3, we experienced a further decline in Mobility demand, as a result of tighter lockdowns. However, strong execution in our Deliveries segment drove overall GMV growth, and more than offset the decline in Mobility GMV. In addition to strong GMV growth, the unit economics of the Deliveries business improved year over year. The region reached the height of lockdowns in August. Since then, we have seen a gradual easing of restrictions towards the tail end of the third quarter and into Q4. Southeast Asian markets have been amongst the last globally to abandon a Zero-COVID policy. Borders are gradually reopening, domestic travel is picking up, and public spaces are cautiously resuming activities. This is all possible because of growing vaccination rates across the region. We are optimistic about the road ahead in the coming quarters, with recovery of our Mobility business in sight. Meanwhile, the super app will continue to be supported by our growing segments in Deliveries, Financial Services, and Enterprise.

Our record GMV was achieved, in spite of our operations in Vietnam being significantly impeded by severe government lockdown measures. These measures constrained where our driver-partners could go, and were often introduced with extremely short notice. As you can see on this slide—Mobility GMV was AT, OR CLOSE TO ZERO, for the majority of the third quarter. This inevitably placed a strain on our operating performance. Thankfully, since the government eased restrictions in October, we’ve seen a sharp and rapid bounce back in Mobility GMV. This rapid recovery reinforces our confidence in the resilience of our ride-hailing business in Vietnam, and more broadly across the region.

Monthly transacting users or MTUs were also impacted in Q3, by the movement restrictions, which constrained operations in Vietnam. MTUs declined to 22.1 million versus 23.9 million in Q3 of last year. If we were to normalize MTUs in Vietnam, MTUs would have grown to 24.8 million in Q3 this year. This represents an increase year over year, and a slight increase quarter over quarter, in spite of broader weakness in the overall Mobility segment. We expect MTUs to gradually recover in the coming quarters as economies reopen. And as I shared at the start of my presentation, winning the hearts and minds of more users across the region is one of our top 3 business priorities.

Looking ahead into Q4, we’re seeing Malaysia, Indonesia and Vietnam recover rapidly on the back of easing Covid restrictions. In the first 4 weeks of Q4, Mobility GMV at group level increased by 26% compared to the first 4 weeks of Q3. At a country level, GMV recovery in Malaysia and Indonesia has been notably strong as well, growing 106% and 109% respectively in the same time period. These strong rebounds in our Mobility business on the back of easing Covid restrictions indicate that progressive, region-wide reopenings in the weeks & months ahead, WILL provide strong tailwinds to our Mobility and Financial services businesses.

Grab is also well-positioned to benefit from a return to normalcy, as economies in Southeast Asia reopen, with vaccination rates improving. As of the end of October, vaccination rates in most of these countries had already exceeded where we anticipated vaccination rates to be by year-end. Since August, vaccination rates in countries such as Indonesia and Thailand have nearly doubled. In Vietnam, these rates have increased by nearly four times! Governments across the region have done a phenomenal job trying to get the region back on its feet again as quickly as possible. On the back of this, governments across the region are beginning to ease domestic movement restrictions, and are gradually opening their borders to international, inbound travellers. As vaccination rates in Southeast Asia climb up, we remain cautiously optimistic on our outlook for the region. We believe governments will continue to reopen economies, albeit in a measured way, as we head into 2022.

Before I hand it over to Peter to walk you through our Q3 financial results, I am pleased to announce that we will be strengthening our leadership team with the addition of Alex Hungate, our incoming Chief Operating Officer. Alex comes with over 25 years of global leadership experience, in our related industries of financial services, logistics and food services. Most recently, he served as the President and CEO of SATS, a Singapore-listed aviation services company. Prior to that, was the CEO of HSBC Singapore, and also served in various leadership roles at Reuters. From January 2022, Alex will lead our Mobility, Deliveries, and Financial Services businesses, as well as our Marketing and Grab Support functions. I am confident he will be a solid addition to our team, as we embark on a new chapter in our journey as a public company.

Now, our Chief Financial Officer, Peter will share more on our third quarter 2021 results. Over to you Peter.

Peter Oey

Thanks Anthony. I am pleased to report a strong set of third quarter results in spite of the challenges we faced in the quarter. There are 2 main takeaways from our Q3 results:

1.	Another record quarter for GMV, TPV, Gross Billings and GMV/MTU led by Deliveries

2.	Secondly, We saw improved margins year over year across our mobility and deliveries business segments

Before I get into the numbers, as we continue to refine our disclosures in preparation for public listing, we have revised the reported operating metrics to be consistent with the amended registration statement with the SEC. These metrics include GMV, GMV/MTU, Gross Billings and Incentives, split by partner and consumer incentives, and these are detailed in the appendix of this presentation

Now, let’s go through the Q3 results.

We achieved another record quarter in terms of GMV, Gross Billings and GMV per MTU. We experienced strong GMV growth of +32% year over year, despite the COVID impact to the Mobility business in Q3, to reach US$4.0 billion—a new record for Grab This was driven by strong year-over-year performance across Deliveries and our Enterprise & New Initiatives segments. And our GMV per Monthly Transacting User increased by 43% year-over-year as we continue to deepen engagement with users across our superapp ecosystem. Correspondingly, our Gross Billings grew by +41% year over year to reach US$616 million. Despite a challenging third quarter for our Mobility business as a result of renewed lockdowns across the region, we delivered strong top-line growth on a consolidated basis. Our diversified business has cushioned the impact of COVID on our top-line and continues to remain resilient amidst lockdowns.

From a bottom-line perspective, our Adjusted EBITDA was negatively impacted by the Mobility segment due to the lockdowns. Our Total Segment Adjusted EBITDA of $33 million loss declined by $43 million from the prior year, driven by lower contributions from our Mobility business. Our Group Adjusted EBITDA was a $212 million loss for the quarter, representing a decline of $85 million year-over-year mainly due to increased investments in regional corporate costs as we continue to double down on technology and product investments for the future. Despite the decline in Total Segment Adjusted EBITDA on an absolute dollar basis, the margins on a segment level basis and the partner and consumer incentives as a percentage of GMV remain relatively stable as compared to the prior quarter, which I will discuss in more detail in each of the segment updates. As Mobility recovers, we expect EBITDA trends to gradually improve moving forward.

The next slide provides more colour on the reconciliation of Total Segment Adjusted EBITDA to the accounting net loss for the period. In this quarter, we generated a Net Loss of $988 million, which included Regional Corporate Costs of $179 million and Other income and expenses totaling $775 million. Regional Corporate Costs in the third quarter increased year over year on an absolute basis, but has declined as a percentage of GMV. A large portion of the other income and expenses line are non-cash expenses, which include the following: $472 million related to interest expense of which $443 million is Grab’s convertible redeemable preference shares which we will no longer incur post the effectiveness of our business combination with Altimeter Growth Corp. $217 million of other income and expenses, which primarily consists of stock-based compensation and fair value losses on investments. And finally $86 million in depreciation and amortization costs. The increase in net loss during the third quarter was driven primarily by non-cash expenses, of which a significant portion is expected to cease after our business combination.

This next slide summarizes our key IFRS financials. Revenue for the quarter was US$157 million, and our Net Losses was US$988 million. The decline in revenues from $172 million in the prior year period to $157 million was driven primarily by the decline in Mobility business mix. The increase in Net Loss from $621 million in the prior year period to $988 million was mainly due to an increase in non-cash items which I just referred to earlier. As of the end of September 2021, Grab maintained a strong balance sheet with US$5.2 billion of cash liquidity, an increase of US$1.5 billion from US$3.7 billion as of the fourth quarter of 2020. This increase in cash includes proceeds from the Term Loan B facility of $2.0 billion. We expect to further strengthen our cash liquidity and balance sheet upon the completion of our business combination with Altimeter Growth Corp, upon which we expect to receive an additional US$4.5 billion in cash proceeds.

I will now dive deeper into each segment. Let’s start with Deliveries

Our Deliveries segment continues to grow strongly. We generated GMV of $2.3 billion in the third quarter. This represents a strong 63% year-over-year improvement, underpinned by an increase in order frequency and higher average order values. Gross Billings also grew strongly and increased by 74% year over year to $422 million. Revenue for Deliveries was US$49 million, which increased 58% year-over-year. Segment Adjusted EBITDA for Deliveries was near break even at $22 million loss for the quarter, which was negative (0.9)% as a percentage of deliveries GMV, an improvement compared to negative (1.6)% in Q3 2020. As a percentage of GMV, this has improved relative to the prior quarter, primarily due to strengthening take rates while incentives as a percentage of GMV remained relatively consistent. Our Deliveries margins remain stable, despite an increasingly intense competitive environment. Overall, we are pleased with the growth in Deliveries and continue to observe very strong trends in this segment.

Within Deliveries, we saw another stellar performance this quarter in the growth of GrabMart. GrabMart’s GMV for the third quarter 2021 increased by nearly four times as compared to the prior year period and increased 78% from the prior quarter. We recently launched GrabSupermarket in Thailand, bringing total coverage of GrabSupermarket to now four of our key markets. Demand for GrabMart increased and we continued to scale up our merchant selection across the various markets. The continued success of GrabMart gives us the confidence that Groceries will be one of our key growth levers and we will continue to invest in this segment

Moving on to an update on the Mobility segment, we experienced subsequent waves of lockdowns across Southeast Asia during the third quarter, most notably in Vietnam. We generated GMV of $529 million, a decrease of 30% compared to the third quarter 2020. Gross Billings declined by 22% year over year to reach $126 million. Revenues declined by 26% year over year to $88 million. Mobility Adjusted EBITDA declined to $64 million, a 26% decrease compared to Q3 2020. However margins as a percentage of GMV improved from 11.4% in the prior year period to 12% this quarter, driven by continued cost optimizations. While our performance for the Mobility segment was undoubtedly impacted this quarter, we remain confident in the recovery trajectory as vaccination rates continue to improve, and as economies start to reopen in Southeast Asia. As you heard from Anthony, we are beginning to see a sharp bounce-back in Mobility GMV as countries such as Vietnam, Malaysia, and Indonesia begin to ease restrictions at the start of the fourth quarter.

In our financial services segment, we are seeing acceleration of growth in our top-line, despite the COVID impact on Mobility TPV. We achieved our highest quarterly TPV of $3.1 billion in the third quarter, and grew pre-Interco TPV by a year-over-year rate of +44%. TPV grew in both On-Grab and Off-Grab use cases, with On-Grab growth driven by strong performance in Deliveries transaction. For On-Grab TPV, penetration rates of GrabPay used to pay for Grab’s mobility and deliveries transactions increased to approximately 70% vs 59% a year ago as a result of our proactive investments in the financial services offering to drive cashless payments amongst our user base. Gross Billings for our financial services segment grew by 17% year over year to $28 million. Revenues increased by 11% year over year to $14 million. Adjusted EBITDA for the third quarter declined to a $76 million loss from a $58 million loss in the prior year, while margins as a percentage of TPV improved from negative 2.7% to negative 2.4%. We remain highly encouraged in the development of Financial Services as evidenced in the increasing penetration of our digital wallet for On-Grab services. We continue to see a tremendous amount of headroom to grow penetration rates for financial services in the region, especially as the economies reopen, which we expect to drive growth in on-Grab and off-Grab services.

Finally, looking at the enterprise and new initiatives segment, GMV and gross billings both grew by nearly 4 times year over year to reach $41 million and $39 million, respectively. Growth was driven by strong demand in our Advertising offerings. We continue to focus on providing merchants with affordable self-serve advertising solutions through the GrabMerchant superapp, empowering them to reach more users and drive greater sales. Revenue declined by 37% to $7 million. Our Segment Adjusted EBITDA declined to $1 million in the third quarter, down 84% from $5 million in the prior year period, as we reinvest in the business to increase our reach to more merchant partners.

Finally, I also want to provide a brief update on our public listing process. We filed our initial registration statement on Form F-4 with the US SEC on 2nd August, and amended registration statements on 13th September and 18th October. We are in active communication with the SEC and we expect to file another amended F-4 soon. We will provide a further update to the market when our F-4 is declared effective. Shortly after this, Altimeter Growth Corp will issue an extraordinary general meeting notice to its shareholders and we will do the same to our shareholders, aiming to hold the EGMs as soon as practicable after F-4 effectiveness. Subject to obtaining approval at the EGMs, we will then be in a position to proceed to close the business combination with Altimeter Growth Corp and be publicly listed within a few days.

To sum up the results from the quarter, we reported strong performance despite the tough operating environment, and remain on track with our public listing process plans.

With that, I will pass the time to Ming to cover our Strategy updates. Over to you Ming.

Ming Maa

Thank you Peter. Over the next few slides, I’ll provide some color behind the numbers that Peter just shared, and give an update of some of the key growth initiatives in our Deliveries and Financial Services segments .. and then I’ll end with an update on our ESG work

In Deliveries, Peter talked about our GMV growth of 63% YoY. Driven by an increase in order frequency and average order values. And we think .. this is just the beginning. We see a large opportunity across both online and offline demand for prepared meals and groceries, and our strategy is to be the go-to platform for Anything that our consumers want to eat. At the top of the page, we started by focusing on our core business of restaurant deliveries. And there continues to be a large headroom for growth in this segment, with penetration rates in SE Asia that’s approximately half of what you see in more mature markets like the US and China. And as we expanded our food delivery business, we launched dark kitchens to fill in certain gaps in the market to better serve areas where restaurant densities are low relative to demand. And we now have 68 dark kitchens in our network. It’s the largest footprint in SEA and we’ve also taken advantage of that footprint to start private label brands to capture opportunities that we see from the data that we’re collecting. Now, as cities start to re-open, we see dine-in and takeaway as a natural extension of our food delivery model. And by offering dine-in ordering and takeaway options, we’re giving consumers a lot more options. And at the same time, we’re opening up a largely untapped, addressable market of $171bn by 2025 according to Euromonitor. Last but not least, our consumers sometimes prefer to cook at home, or want something to snack on. And we’re addressing this part of the market through GrabMart and GrabSupermarket. Still early days for us, but the market opportunity is extremely large. Penetration rates remain low at 1% compared to penetration rates in more mature markets of between 14% to 18%. Now, stepping back, we’ll continue to allocate our investments and our resources to build the largest, most reliable and most cost efficient on-demand delivery network. So when our consumers are hungry for anything, whether it’s a restaurant meal, a home-cooked dinner or just, some something to snack on, we want them to immediately think of Grab

Next, we’d like to give an update on OVO, our Financial Services business in Indonesia. As many of you know, OVO is the leading digital wallet in Indonesia based on 2020 TPV according to Euromonitor. We were also named as the most-often-used digital wallet according to a recent Kadence International survey this year. And a key driver to OVO’s success has been its strategy to develop an open ecosystem from Day one. This means providing the digital rails to support all platforms; not just a few. Because we believe that being an open ecosystem is the best way to drive long-term adoption. And today, OVO provides the payment rails for many e-commerce providers including Tokopedia, Lazada and Bukalapak. This quarter, we made a strategic decision to increase our ownership in OVO because we’re confident in the business, we’re confident in the potential for Ovo to be the most widely accepted online payments platform, and we’re confident that Ovo can accelerate our Superapp flywheel even faster.

Now if we transition to our ESG updates. We recently announced a partnership with Mastercard to provide our community of drivers and SMEs with access to digital upskilling and training opportunities. And the goal of this partnership is to give underserved communities access to digital, financial and business skills to help them better manage their personal finances and businesses. We’re rolling out training programs on topics including financial literacy and small business training, and we’re also rolling out digital upskilling courses including a 10-week cybersecurity certification program. Now, last year, in 2020 alone, over 1.7mm driver-partners took part in our training programs. And we’re expecting our partnership with Mastercard will help us expand this figure .. even more, and reinforce our commitment to driver welfare and our double bottom line

Finally, we’ve also created a non-profit think-tank called Tech for Good. The goal of this think-tank is to facilitate thought leadership across the region .. improve policy design and decisions .. and work with regulators and other stakeholders to address a number of key issues facing the digital economy across SEA. Our hope is that the Tech for Good Institute will bring together governments, regulators, and companies like Grab to improve the future of Southeast Asia through technology. And in the process, help us advocate for our mission to drive economic empowerment.

Now, before we close today’s update, let me to recap the key highlights from our 3rd quarter results. Overall, we’re pleased with our strong performance this quarter and are optimistic about the recovery that’s ahead of us. We’ll continue to focus on winning the hearts and minds of our users, drivers and merchant partners by delivering best in class services that are hyperlocal and relevant. We’ll continue to invest into the growth of our key business segments; these are very large market opportunities that will continue to drive growth in our business segments. And finally, we’ll continue to reduce our cost to serve as we accelerate the growth of our Superapp ecosystem. Thank you for your time today, and a special thanks to our consumers, partners, and Grabbers .. without which none of this would have been possible.

To find out more .. about Grab, please visit our investor relations website, or feel free to reach out to anyone on our team

And we welcome you to join us in driving Southeast Asia forward. Thank you.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and Altimeter Growth Corp. (“AGC”) and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this document are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC.You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

In connection with the business combination, GHL has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus of GHL relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.